CNL
Retirement Properties, Inc.





2001
ANNUAL
REPORT





COMPANY PROFILE

CNL Retirement Properties, Inc. is a public, unlisted real estate investment trust that was formed to invest in senior living and medical facilities to be leased on a long-term, triple-net basis to leading regional and national operators. These properties include congregate living, assisted living, continuing care retirement communities, medical office buildings and walk-in clinics. As of February 11, 2002, the Company owned, directly or indirectly, five seniors' housing properties in three states. The Company has committed to acquire six additional properties in five states.

The Company will continue its strategy to acquire high quality properties and expand its portfolio, while providing shareholders with quarterly cash distributions and the potential for capital appreciation.

REIT (Real Estate Investment Trust)

A real estate investment trust, or REIT, is a corporation that combines the capital of many shareholders to acquire or provide financing for all forms of real estate. Shareholders obtain the benefits of a diversified portfolio under professional management.

A corporation that qualifies as a REIT generally does not pay corporate income tax, one of the most attractive aspects of a REIT. This means that nearly all of a REIT's income can be distributed to shareholders, and there is no double taxation of the income to the shareholder. A REIT must pay dividends to shareholders of at least 90 percent of the REIT's taxable income.*



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To Our Shareholders:

In 1998, CNL Retirement Properties, Inc. was launched to provide capital to meet the real estate needs of a rapidly growing older population. That year, approximately 34.4 million Americans were age 65 and older. By 2011, when members of the baby-boom generation begin turning 65, that number is projected to grow by more than 15 percent to approximately 40 million. By 2035, the U.S. Census Bureau estimates that approximately 75 million Americans will be 65 and older, a nearly 100 percent increase over the Company's initial year of operation.

The growth of America's 85 and older population presents an even more revealing picture about our nation. Over the last 40 years, the number of seniors 85 and older grew by more than 274 percent. By 2035, the number of seniors in this age group is projected to grow to more than 11.4 million, an increase of more than 183 percent over 1998.

In addition to the tremendous growth of the senior population, Americans are living longer than ever before – on average more than 17 years longer – and nearly one quarter of our seniors 65 and older require supportive personal and health care services. These are powerful statistics that pose the question: *Where will this booming population of seniors live?*

An Excellent Market, an Exceptional Investment Opportunity

For many seniors, lifestyle choice and health needs point to private-pay seniors' housing such



James M. Seneff, Jr.
Chairman of the Board
and Chief Executive Officer

Robert A. Bourne
Vice Chairman of the Board
and President

as independent and assisted living communities. In surveys, a large number of pre-retirement respondents cite independence and a healthy and active life as their primary concerns about growing older. Coupled with concerns regarding the responsibilities of maintaining a private residence and changing health care needs, seniors are responding with a preference for a "retirement of transition." This "second half of life" is marked by gradual changes along a continuum of care with varied residential and service settings. Independent living communities give seniors the opportunity to maintain their independence and active lifestyle in a setting of well-maintained residences, dining services and social interaction. Assisted living goes a step further on the continuum with supplemental health services designed to preserve substantive independence, in spite of health needs.

CNL Retirement Properties, Inc. was created in response to this demand-driven continuum of care.

Estimated Growth of 65+ and 85+ Population



100
90
80
70
60
50
40
30
20
10
0
Population (millions)
4.3
34.8
5.8
39.7
6.8
53.7
8.9
70.3
14.3
77.2
19.4
82.0
2000 2010 2020 2030 2040 2050
Year
85+
65+

Graph Source:
– *U.S. Census Bureau*

Strong Relationships with America's Leaders In Seniors' Housing

For the past three years, the Company has been focused on building a quality portfolio of private-pay, independent living and assisted living facilities by establishing strong relationships with leaders in seniors' housing such as Marriott Senior Living Services and American Retirement Corporation.

Marriott Senior Living Services has more than 16 years of experience meeting the needs of seniors and their families. Marriott features several exceptional brands – including Brighton Gardens and MapleRidge communities – for a total of more than

150 properties serving more than 25,000 residents nationwide. Within the seniors' housing industry, Marriott is noted for premier, full-service senior living communities, and has earned a national reputation for quality and excellence that is best expressed in its concise, two-word mission statement: *We Care.*

Since 1978, American Retirement Corporation (ARC) has been recognized for its top-quality senior living communities. ARC currently operates 66 senior living communities in 14 states, providing a broad range of care and services for nearly 15,000 seniors in independent living, assisted living and skilled nursing settings. ARC's strategy is to develop senior living networks in major metropolitan regions.

The Company is committed to building strong relationships with Marriott Senior Living Services, American Retirement Corporation and other industry leaders. By establishing strong relationships with exceptional companies in the seniors' housing industry, CNL Retirement Properties, Inc. has laid the groundwork for a strong portfolio of quality properties.

A Growing Portfolio

In April 2000, the Company purchased its first assisted living facility, a Marriott Brighton Gardens in Orland Park, Illinois, a suburb of Chicago. Since this initial acquisition, the portfolio has grown to include four additional carefully selected properties leased to operators on a long-term, triple-net basis. Our conservative acquisition strategy is grounded in the principles of preserving capital and producing consistent income for our shareholders.

Recent Acquisitions

In November 2001, the Company acquired two assisted living properties for $20.2 million leased to and managed by American Retirement Corporation. The first property, Broadway Plaza at Pecan Park, located in Arlington, Texas, a suburb of the Dallas/Fort Worth area, features 80 assisted living units and 15 special care units for residents with Alzheimer's and related memory disorders. The second property, Homewood Residence of Boca Raton, Florida, features 60 assisted living and 14 special care units. In February 2002, the Company acquired two additional assisted living properties for $28.2 million also leased to and managed by American Retirement

Corporation. Holley Court Terrace, located in Oak Park, Illinois, a suburb of Chicago, features 178 independent living units; and Homewood Residence of Coconut Creek, Florida, includes 80 assisted living units and 14 special care units.

Pending Acquisitions

During the first half of 2002, the Company expects to acquire six additional properties, expanding its portfolio to a total of 11 properties. These pending acquisitions include five assisted living properties to be operated by Marriott Senior Living Services and one assisted living property to be operated by American Retirement Corporation. These properties are located in and near strong market areas such as Los Angeles and Sacramento, California; Dartmouth, Massachusetts; Dayton, Ohio; Baltimore, Maryland; and Denver, Colorado.

Operating Results

As of December 31, 2001, CNL Retirement Properties, Inc. had received approximately $71.2 million in gross proceeds from its stock offerings. As of February 11, 2002, the Company had used approximately $62.3 million of net proceeds

Estimate of Resident Demand for Seniors' Housing Categories – Private Pay



Thousands of Residents
1,600
1,400
1,200
1,000
800
600
400
200
0
637
511
671
751
592
773
991
720
964
1,389
1,004
1,309
2000
2010
2020
2030
Year
Independent Living
Assisted Living
Skilled Nursing

Graph Source:
– PricewaterhouseCoopers LLP report for the National Investment Conference for the Senior Living and Long-term Industries, Revised 2001

from the offerings and loans to invest in five assisted living properties. In addition, the Company has commitments to acquire six properties at a total estimated cost of approximately $77.9 million.

The Company's 2001 net earnings totaled $915,965, as compared to $224,778 in 2000, highlighting the growth of our property portfolio. Funds from operations (FFO) for 2001 also rose to $1,439,908 from $527,962 in 2000. FFO is a common financial performance measure in the REIT industry that represents earnings before gains from the sale of real estate assets and before depreciation and amortization expense.

Distributions paid to the shareholders in 2001 represented an annualized rate of 7.0 percent. The Company has continued to pay distributions for ten consecutive quarters since commencement of operations.

Looking Ahead

The goal of CNL Retirement Properties, Inc. in 2002 is to continue to expand our portfolio of premium real estate assets and maintain our valued relationships with respected leaders in the seniors' housing industry.

We are deeply committed to our shareholders and will continue to pursue the vision we have for the Company.

Sincerely,

James M. Seneff, Jr.
Chairman of the Board
and Chief Executive Officer

Robert A. Bourne
Vice Chairman of the Board
and President

Discussion and Analysis



Homewood Residence - Boca Raton, Florida

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company

CNL Retirement Properties, Inc. is a corporation that was organized pursuant to the laws of the state of Maryland on December 22, 1997. CNL Retirement GP Corp. and CNL Retirement LP Corp. are wholly owned subsidiaries of CNL Retirement Properties, Inc., each of which was organized pursuant to the laws of the state of Delaware in December 1999. CNL Retirement GP Corp. and CNL Retirement LP Corp. are the general and limited partner, respectively, of CNL Retirement Partners, LP. CNL Retirement Partners, LP ("Retirement Partners") is a Delaware limited partnership formed in December 1999. Properties acquired are generally expected to be held by Retirement Partners or its wholly owned subsidiaries and, as a result, owned by CNL Retirement Properties, Inc. through such entities. CNL Retirement – GP/Holding Corp. was formed in June 2001 to serve as the general partner of various other wholly owned subsidiaries that have been or will be formed for the purpose of acquiring future properties. The terms "Company" or "Registrant" include CNL Retirement Properties, Inc. and its subsidiaries, CNL Retirement GP Corp., CNL Retirement LP Corp., CNL Retirement – GP/Holding Corp., CNL Retirement Partners, LP and each of their subsidiaries. The Company operates for federal income tax purposes as a real estate investment trust (a "REIT").

The Company was formed to acquire properties ("Properties") related to seniors' housing and retirement facilities ("Retirement Facilities") located across the United States. The Retirement Facilities may include congregate living, assisted living and skilled nursing facilities, continuing care retirement communities and life care communities, and medical office buildings and walk-in clinics. The Properties will be leased on a long-term, triple-net basis. The Company may also provide mortgage financing ("Mortgage Loans") to operators of Retirement Facilities in the aggregate principal amount of approximately 5 percent to 10 percent of the Company's total assets. To a lesser extent, the Company also may provide furniture, fixtures and equipment ("Equipment") financing through loans or direct financing leases (collectively, the "Secured Equipment Leases"). The aggregate principal amount of Secured Equipment Leases is not expected to exceed 10 percent of the Company's total assets.

Liquidity and Capital Resources

Common Stock Offerings

Pursuant to a registration statement on Form S-11 under the Securities Act of 1933, effective September 18, 1998, the Company registered for sale an aggregate of up to $155,000,000 of shares of common stock (the "Shares") (15,500,000 Shares at $10 per Share), with 500,000 of such Shares available only to stockholders who elected to participate in the Company's reinvestment plan (the "Initial Offering"). In connection with the Initial Offering, the Company received subscription proceeds of $9,718,974 (971,898 Shares), including $50,463 (5,046 Shares) through the reinvestment plan. Immediately following the completion of the Initial Offering, the Company commenced an offering of up to $155,000,000 (the

"2000 Offering"). Of the 15,500,000 Shares ($155,000,000) of common stock offered in the 2000 Offering, up to 500,000 are available to stockholders purchasing Shares through the reinvestment plan. The managing dealer of the offerings of Shares of the Company is CNL Securities Corp., an affiliate of the Company's advisor, CNL Retirement Corp. (the "Advisor").

As of December 31, 2001, the Company had received aggregate proceeds from its Initial Offering, the 2000 Offering and contributions from the Advisor of $71,411,344 (7,141,131 Shares), including $381,407 (38,141 Shares) through its reinvestment plan. As of December 31, 2001, the Company had received net offering proceeds of approximately $63,100,000 following the deduction of selling commissions, marketing support and due diligence expense reimbursement fees and offering expenses. As of December 31, 2001, the Company had used approximately $34,100,000 of the net proceeds to invest in three Retirement Facilities (see "Property Acquisitions" on page 12).

On January 10, 2002, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission in connection with the proposed sale by the Company of up to an additional 45,000,000 Shares of common stock ($450,000,000) (the "2002 Offering") in an offering expected to commence immediately following the completion of the 2000 Offering. Of the 45,000,000 Shares of common stock to be offered in the 2002 Offering, up to 5,000,000 will be available to stockholders purchasing Shares through the Company's reinvestment plan.

During the period January 1, 2002, through February 11, 2002, the Company received additional gross offering proceeds of approximately $22,100,000. The Company expects to use any uninvested net proceeds, plus any additional net proceeds from the





Marriott MapleRidge – Clayton, Ohio*

** The Company has a commitment to acquire this property.*

2000 Offering and the 2002 Offering to purchase additional Properties and to invest in Mortgage Loans. In addition, the Company intends to borrow money to acquire assets and to pay certain related fees. The Company intends to encumber assets in connection with such borrowing.

The Company has obtained a revolving $25,000,000 initial line of credit (the "Line of Credit"). The Company has also obtained permanent financing. The Line of Credit may be repaid with offering proceeds, proceeds from the sale of assets, working capital or permanent financing. The aggregate amount of any permanent financing is not expected to exceed 30 percent of the Company's total assets and the maximum amount the Company may borrow is 300 percent of the Company's net assets.

Apart from the effects of reduced economic activity in general following the events of September 11, 2001, management does not anticipate that the events of September 11 will have a direct effect on the health care and seniors' housing industries. However, Marriott International, Inc., which has extensive investments in the hospitality industry, guarantees, within certain limitations, the obligations of the tenant of the Company's property in Orland Park, Illinois, to pay minimum rent under the lease for the Property. To the extent that business or leisure travel is substantially reduced for a lengthy period of time, the business of Marriott International, Inc. may be affected. Management does not anticipate that the events of September 11 will have a significant effect on the Company's ability to raise capital in equity offerings. Gross offering proceeds during the year ended December 31, 2001, exceeded levels of previous years. In addition, the Company has received gross offering proceeds of $22,124,327 during the period of January 1, 2002 through February 11, 2002. Management expects that future offering proceeds



Broadway Plaza at
Pecan Park – Arlington, Texas



and amounts available under the Company's Line of Credit will be sufficient to meet the Company's capital requirements.

Redemptions

In October 1998, the Board of Directors elected to implement the Company's redemption plan. Under the redemption plan, prior to such time, if any, as listing of the Company's common stock on a national securities exchange or over-the-counter market occurs, any stockholder who has held Shares for at least one year may present all or any portion equal to at least 25 percent of their Shares to the Company for redemption in accordance with the procedures outlined in the redemption plan. Upon presentation, the Company may, at its option, redeem the Shares, subject to certain conditions and limitations. However, at no time during a 12-month period may the number of Shares redeemed by the Company exceed 5 percent of the number of Shares of the Company's outstanding common stock at the beginning of such 12-month period. During the years ended December 31, 2001 and 2000, 3,415 and 3,316 Shares, respectively, were redeemed at $9.20 per Share (for a total of $31,420 and $30,508, respectively) and retired from Shares outstanding of common stock. No Shares were redeemed prior to 2000.

Line of Credit and Security Agreement

The Company's Line of Credit allows the Company to receive advances of up to $25,000,000 until April 19, 2005, with an annual review to be performed by the bank to indicate that there has been no substantial deterioration, in the bank's reasonable discretion, of the Company's credit quality. Interest expense on each advance shall be payable monthly, with all unpaid interest and principal due no later than five years from the date of the advance. Generally, advances under the Line of Credit will bear interest at either (i) a rate per annum equal to the London Interbank Offered Rate (LIBOR) plus the difference between LIBOR and the bank's base rate at the time of the advance or (ii) a rate equal to the bank's base rate, whichever the Company selects at the time advances are made. The interest rate will be adjusted daily in accordance with fluctuations with the bank's rate or the LIBOR rate, as applicable. Notwithstanding the above, the interest rate on the first $9,700,000 drawn will be 8.75 percent through April 1, 2002, and thereafter will bear interest at either (i) or (ii) above as of April 1, 2002. In addition, a fee of 0.5 percent per advance will be due and payable to the bank on funds as advanced. Each advance made

Powerful statistics pose the question: Where will our nation's booming population of seniors live?

under the Line of Credit will be collateralized by the assignment of rents and leases. In addition, the Line of Credit provides that the Company will not be able to further encumber the applicable Property during the term of the advance without the bank's consent. The Company will be required, at each closing, to pay all costs, fees and expenses arising in connection with the Line of Credit. The Company must also pay the bank's attorney's fees, subject to a maximum cap, incurred in connection with the Line of Credit and each advance. During the year ended December 31, 2000, the Company obtained an advance on the Line of Credit of $8,100,000. As of December 31, 2001, the Company had repaid this advance and had no amounts outstanding on its Line of Credit.

Market Risk

There were no amounts outstanding on the Company's Line of Credit at December 31, 2001. The interest rate on the first $9,700,000 drawn (the "Initial Draw") on the Company's Line of Credit will be 8.75% through April 1, 2002. The Company is subject to interest rate risk through advances greater than the Initial Draw and/or amounts outstanding on the Initial Draw as of April 1, 2002, on its variable rate Line of Credit.

Property Acquisitions

On April 20, 2000, the Company used offering proceeds of $5,748,900 and advances under its Line of Credit of $8,100,000 to acquire its first Property, a private-pay, assisted living community in Orland Park, Illinois (the "Orland Park Property"). The Orland Park Property is a Brighton Gardens by Marriott in Orland Park, Illinois. In connection with the purchase of the Orland Park Property, the Company, as lessor, entered into a long-term, triple-net lease agreement.

On November 9, 2001, the Company used net offering proceeds of $10,578,750 to acquire the Broadway Plaza at Pecan Park, an American Retirement Corporation assisted living property located in Arlington, Texas, a suburb of the Dallas/Fort Worth area (the "Arlington Property"). The Arlington Property, which opened in August 2000, includes 80 assisted living units and 15 units for residents with Alzheimer's and related memory disorders. In connection with the purchase of the Arlington Property, the Company, as lessor, entered into a long-term, triple-net lease agreement. The Company and the tenant of the Arlington Property have also entered into an agreement, whereby, the Arlington Property may be divided into two parcels of land: the developed land that includes the building and surrounding grounds (approximately 4.4 acres) and an adjacent parcel of undeveloped land (approximately 2.8 acres). The tenant of the Arlington Property has the option to purchase the undeveloped parcel of land for $1. The purchase option expires in 2011 and the Company may buy out the purchase option at any time prior to its expiration for $600,000, the fair market value of the undeveloped land at acquisition. Development of the land is subject to certain limitations imposed by the Company. As of December 31, 2001, the Company had assigned no value to the undeveloped parcel of land. In the event that the Company buys out the tenant's option, the costs of the land will be capitalized at that time.

In addition, on November 9, 2001, the Company used net offering proceeds of $9,672,000 to acquire the Homewood Residence of Boca Raton, an American Retirement Corporation assisted living property located in Boca Raton, Florida, approximately 20 miles north of Fort Lauderdale, Florida (the "Boca Raton Property"). The Boca Raton Property, which opened in October 2000, includes 60 assisted living units and 14 units for residents with Alzheimer's and related memory disorders. In connection with the purchase of the Boca Raton Property, the Company, as lessor, entered into a long-term, triple-net lease agreement.

On February 11, 2002, the Company used net offering proceeds of approximately $9,700,000 to acquire the Homewood Residence of Coconut Creek, an American Retirement Corporation assisted living property located in Coconut Creek, Florida (the "Coconut Creek Property"). In connection with the purchase of the Coconut Creek Property, the Company, as lessor, entered into a long-term, triple-net lease agreement.

In addition, on February 11, 2002, the Company used net offering proceeds of approximately $5,500,000 and assumed permanent financing of approximately $13,000,000 to acquire the Holley Court Terrace property, an American Retirement Corporation assisted living property located in Oak Park, Illinois (the "Oak Park Property"). In connection with the purchase of the Oak Park Property, the Company, as lessor, entered into a long-term, triple-net lease agreement.

The Company has also made an initial commitment to acquire the Heritage Club located in Greenwood Village, Colorado (the "Greenwood Village Property"). The Company's estimated purchase price for the





Marriott MapleRidge – Elk Grove, California*

** The Company has a commitment to acquire this property.*

Greenwood Village Property will be approximately $17,900,000 and may be partially funded through permanent financing.

In addition, the Company has made initial commitments to acquire five Properties located in California, Maryland, Ohio and Massachusetts. The Company's estimated purchase price for the Properties is $58,800,000 and may be partially funded through permanent financing and a minority interest investor. The Company anticipates that these Properties may be leased to a corporation of which a former director of the Company and a former officer of the Company are the principal shareholders. Marriott International, Inc. is expected to provide a limited guarantee of the tenant's obligation to pay minimum rent under the leases.

Cash and Cash Equivalents

Until Properties are acquired or Mortgage Loans are entered into, net offering proceeds are held in short-term (defined as investments with a maturity of three months or less), highly liquid investments that management believes to have appropriate safety of principal. This investment strategy provides high liquidity in order to facilitate the Company's use of these funds to acquire Properties at such time as Properties suitable for acquisition are located or to fund Mortgage Loans. At December 31, 2001, the Company had $26,721,107 invested in such short-term investments as compared to $177,884 at December 31, 2000. The increase in the amount invested in short-term investments was primarily attributable to subscription proceeds received from the sale of Shares during the year ended December 31, 2001, partially offset by the purchase of the Arlington Property and the Boca Raton Property and repayments on the Line of Credit. The funds remaining at December 31, 2001, along with additional funds expected to be received from the sale of Shares, will be used primarily to purchase additional Properties, to make Mortgage Loans, to



Holley Court Terrace – Oak Park, Illinois



pay offering expenses and acquisition expenses, to pay distributions to stockholders, to meet other Company expenses and, in management's discretion, to create cash reserves.

Liquidity Requirements

During the years ended December 31, 2001, 2000 and 1999, the Company generated cash from operations (which includes cash received from its tenants and interest, less cash paid for operating expenses) of $2,173,379, $1,096,019 and $12,851, respectively. For the years ended December 31, 2001 and 2000, cash from operations included security deposits of $810,030 and $553,956, respectively, which were received from its tenants. Management expects the Company to meet its short-term liquidity requirements, other than for offering expenses, the acquisition and development of Properties, and the investment in Mortgage Loans and Secured Equipment Leases, through cash flow provided by operating activities. Management believes that cash flow provided by operating activities will be sufficient to fund normal recurring operating expenses, regular debt service requirements and distributions to stockholders. To the extent that the Company's cash flow provided by operating activities is not sufficient to meet such short-term liquidity requirements as a result, for example, of unforeseen expenses due to the tenants defaulting under the terms of their lease agreements, the Company will use borrowings under its Line of Credit. Management expects the Company to meet its other short-term liquidity requirements, including payment of offering expenses, the acquisition and development of Properties, and the investment in Mortgage Loans and Secured Equipment Leases, with additional advances under its Line of Credit and proceeds from its offerings. Management expects the Company to meet its long-term liquidity requirements through short- or long-term, unsecured or secured debt financing or equity financing.

An FF&E reserve ("FF&E Reserve") fund has been established in accordance with the Orland Park Property lease agreement with BG Orland Park, LLC. In accordance with such agreement, the tenant deposits funds into the restricted FF&E Reserve account and periodically uses these funds to cover the cost of the replacement, renewal and additions to furniture, fixtures and equipment. All funds in the FF&E Reserve, all interest earned on the funds and all property purchased with funds from the FF&E Reserve are and will remain the property of the Company. In the event that the FF&E Reserve is not sufficient to maintain the Property in good working

By establishing strong relationships with exceptional companies in the seniors' housing industry, the Company has laid the groundwork for a strong portfolio of quality properties.

condition and repair, the Company may make fixed asset expenditures, in which case annual rent will be increased. The Arlington Property and Boca Raton Property leases provide for FF&E Reserve accounts to be held by each tenant until the end of the lease term at which time all property purchased with funds from the FF&E Reserve accounts will become the property of the Company. For the years ended December 31, 2001 and 2000, revenue recognized by the Company relating to the FF&E Reserve totaled $39,199 and $19,672, respectively. Due to the fact that the Properties are leased on a long-term, triple-net basis, meaning the tenants are required to pay repairs and maintenance, property taxes, insurance and utilities, management does not believe that other working capital reserves are necessary at this time. However, management may maintain additional cash required to meet the Company's working capital needs.

Management believes that its Properties are adequately covered by insurance. In addition, the Advisor has obtained contingent liability and property coverage for the Company. This insurance policy is intended to reduce the Company's exposure in the unlikely event the tenant's insurance policy lapses or is insufficient to cover a claim relating to a Property.

Distributions

The Company declared and paid distributions to its stockholders totaling $1,507,322, $502,078 and $50,404 during the years ended December 31, 2001, 2000 and 1999, respectively. In addition, on January 1, 2002 and February 1, 2002, the Company declared distributions of $0.0583 per Share of common stock. These distributions are payable in March 2002.

For the years ended December 31, 2001, 2000 and 1999, approximately 65 percent, 54 percent and 100 percent, respectively, of the distributions received by stockholders were considered to be ordinary income, and for the years ended December 31, 2001 and 2000, approximately 35 percent and 46 percent, respectively, were considered a return of capital for federal income tax purposes. No amounts distributed to stockholders for the years ended December 31, 2001, 2000 and 1999 were required to be or have been treated by the Company as return of capital for purposes of calculating the stockholders' return on their invested capital. The Company intends to continue to make distributions of cash available for such purpose to the stockholders on a monthly basis, payable quarterly.

Related Party Transactions

During the years ended December 31, 2001, 2000 and 1999, affiliates incurred on behalf of the Company $1,626,405, $387,704 and $421,878, respectively, for certain organizational and offering expenses. In addition, during the years ended December 31, 2001 and 2000, affiliates incurred on behalf of the Company $353,852 and $112,961, respectively, for certain acquisition expenses and $206,211 and $157,878, respectively, for certain operating expenses. As of December 31, 2001 and 2000, the Company owed affiliates $1,772,807 and $1,117,799, respectively, for such amounts and unpaid fees and administrative expenses. Offering expenses paid by the Company together with selling commissions, the marketing support and due diligence expense reimbursement fee and the soliciting dealer servicing fee incurred by the Company will not exceed 13 percent of the proceeds raised in connection with the 2000 Offering.

Pursuant to an advisory agreement (the "Advisory Agreement"), the Advisor is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company, in any four consecutive fiscal quarters (the "Expense Year") exceed the greater of 2 percent of average invested assets or 25 percent of net income (the "Expense Cap"). The Advisor shall reimburse the Company within 60 days after the end of the Expense Year the amount by which the total operating expenses paid or incurred by the Company exceed the Expense Cap. During the years ended December 31, 2001 and 2000, the Advisor reimbursed the Company $145,015 and $213,886, respectively, in operating expenses.

Operating expenses did not exceed the Expense Cap in any other Expense Years during the years ended December 31, 2001 and 2000.

The board of directors of the Company has authorized the Company to pursue the opportunity to acquire a 10 percent interest in a limited partnership that owns a building in which the Advisor leases office space. If consummated, the Company's investment in the partnership is expected to be approximately $300,000. The remaining interest in the limited partnership is expected to be owned by several affiliates of the Advisor.

Other

Management is not aware of any material trends, favorable or unfavorable, in either capital resources or the outlook for long-term cash generation, nor does management expect any material changes in the availability and relative cost of such capital resources. Management expects that the cash to be generated





Marriott Brighton Gardens– Towson, Maryland*

** The Company has a commitment to acquire this property.*

from operations will be adequate to pay operating expenses and to make distributions to stockholders.

Critical Accounting Policies

The Company's leases are accounted for under the provisions of Statement of Accounting Standard No. 13, "Accounting for Leases" ("FAS 13"), and have been accounted for as operating leases. FAS 13 requires management to estimate the economic life of the leased property, the residual value of the leased property and the present value of minimum lease payments to be received from the tenant. In addition, management has assumed that all payments to be received under its leases are collectible. Changes in management's estimates or the assumption regarding collectibility of lease payments could result in a change in accounting for the leases at the inception of the leases.

Acquisition fees and miscellaneous acquisition costs that are directly identifiable with Properties that are probable of being acquired are capitalized and included in other assets. Upon purchase of a Property, the fees and costs that are directly identifiable with that Property are reclassified to land, building and equipment. In the event a Property is not acquired or is no longer probable of being acquired, any costs directly related to the Property will be charged to expense.

Results of Operations

Comparison of the year ended December 31, 2001, to the year ended December 31, 2000

As of December 31, 2001, the Company owned three Properties, consisting of land, buildings and equipment, and had entered into long-term, triple-net lease agreements relating to these Properties. The Property leases provide for minimum annual base rent ranging from approximately $991,000 to $1,350,000, which are generally payable in monthly



Marriott Brighton Gardens – Camarillo, California*

** The Company has a commitment to acquire this property.*



installments. In addition, the leases provide that the annual base rent required under the terms of the leases will increase at predetermined intervals. In addition to annual base rent, tenants are required to pay contingent rent computed as a percentage of gross sales of the Property. The Company's lease for the Orland Park Property also requires the establishment of an FF&E Reserve. The FF&E Reserve established for the Orland Park Property has been reported as additional rent for the years ended December 31, 2001 and 2000.

During the years ended December 31, 2001 and 2000, the Company earned rental income from operating leases and FF&E Reserve revenue of $1,764,217 and $981,672, respectively. The increase in rental income and FF&E Reserve income was due to the Company owning three Properties during the year ended December 31, 2001, as compared to one Property during the year ended December 31, 2000. In addition, the Orland Park Property was owned for only a portion of 2000, compared to a full year in 2001. Because additional Property acquisitions are expected to occur, revenues for the year ended December 31, 2001, represent only a portion of revenues that the Company is expected to earn in future periods.

BG Orland Park, LLC, ARC Pecan Park LP, and ARC Boca Raton, Inc. each contributed more than 10 percent of the Company's total rental income for the year ended December 31, 2001. These Properties operate as either a Marriott or an American Retirement Corporation brand chain. Although the Company intends to acquire additional Properties located in various states and regions and to carefully screen its tenants in order to reduce risks of default, failure of these lessees or the Marriott or American Retirement Corporation brand chains would significantly impact the results of operations of the Company. However, management believes that the risk of such a default is reduced by the Company's initial and continuing due diligence procedures.

During the years ended December 31, 2001 and 2000, the Company earned $135,402 and $103,058, respectively, in interest income from investments in money market accounts and other short-term highly liquid investments and other income. The increase in interest income was primarily attributable to an increase in the dollar amount invested in short-term liquid investments and the period of time the funds were invested as compared to 2000. As net offering proceeds from the Company's offering are invested in additional Properties and used to make Mortgage Loans, the percentage of the Company's total

Our conservative acquisition strategy is grounded in the principles of preserving capital and producing consistent income for our shareholders.

revenues from interest income from investments in money market accounts or other short term, highly liquid investments are expected to remain constant or decrease.

Operating expenses, including interest expense and depreciation and amortization expense, were $983,654 and $859,952 for the years ended December 31, 2001 and 2000, respectively. The increase in operating expenses during the year ended December 31, 2001, as compared to 2000, was partially the result of the Company owning three Properties during 2001 compared to one Property in 2000. Additionally, general operating and administrative expenses increased as a result of Company growth. Interest expense decreased from $367,374 for the year ended December 31, 2000, to $105,056 for the year ended December 31, 2001. The decrease in interest expense was a result of the Company repaying the amounts outstanding under its Line of Credit during the year ended December 31, 2001.

Pursuant to the Advisory Agreement, the Advisor is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed the Expense Cap. During the Expense Years ended June 30, 2001 and 2000, the Company's operating expenses totaled $439,456 and $287,084, respectively, exceeding the Expense Cap by $145,015 and $213,886, respectively; therefore, the Advisor has reimbursed the Company such amounts in accordance with the Advisory Agreement. The Company's operating expenses did not exceed the Expense Cap in any other Expense Years during the years ended December 31, 2001 and 2000.

The dollar amount of operating expenses is expected to increase as the Company acquires additional Properties and invests in Mortgage Loans. However, general operating and administrative expenses as a percentage of total revenues is expected to decrease as the Company acquires additional Properties and invests in Mortgage Loans.

Comparison of the year ended December 31, 2000, to the year ended December 31, 1999

No operations commenced until the Company received the minimum offering proceeds of $2,500,000 on July 14, 1999. The Company acquired its first private-pay, assisted living Property, the Orland Park Property, on April 20, 2000. As a result of the acquisition, the Company earned rental income from operating leases and FF&E Reserve income of $981,672 during the year ended December 31, 2000. All of the Company's rental income for the year ended December 31, 2000, was earned from one lessee, BG Orland Park, LLC. No rental income was earned for the year ended December 31, 1999.

During the years ended December 31, 2000 and 1999, the Company earned $103,058 and $86,231, respectively, in interest income from investments in money market accounts. The increase in interest income was attributable to increased subscription proceeds received in 2000 being temporarily invested in highly liquid investments pending investment in Properties and Mortgage Loans.

Operating expenses including interest, depreciation and amortization for the years ended December 31, 2000 and 1999, were $859,952 and $114,621, respectively, including organizational expenses of $35,000 in 1999. Operating expenses increased during the year ended December 31, 2000, primarily due to the fact that the Company did not commence operations until July 14, 1999, and that the Company acquired its first Property and received an advance on its Line of Credit in 2000. As discussed above, during the Expense Year ended June 30, 2000, the Company's operating expenses exceeded the Expense Cap by $213,886; therefore, the Advisor reimbursed the Company such amount in accordance with the Advisory Agreement.

Other

The Company has made an election under Internal Revenue Code Section 856(c)(1), to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and related regulations. As a REIT, for federal income tax purposes, the Company generally will not be subject to federal income tax on income that it distributes to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost. Such an event could materially affect the Company's net earnings. However, the Company believes that it is organized and operates in such a manner as to qualify for treatment as a REIT for the years ended December 31, 2001, 2000 and 1999. In addition, the Company intends to continue





Brighton Gardens by Marriott – Orland Park, Illinois

to operate the Company so as to remain qualified as a REIT for federal income tax purposes.

The Company's current leases are, and it is anticipated that future leases will be, triple-net leases and contain provisions that management believes will mitigate the effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain gross sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in gross sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Company's Properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the Properties and on potential capital appreciation of the Properties.

Management of the Company currently knows of no trends that will have a material adverse effect on liquidity, capital resources or results of operations.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141"), Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets" ("FAS 142"), and Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 141 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. FAS 142 requires the use of a nonamortization approach to account for purchased goodwill and



Marriott MapleRidge – Dartmouth, Massachusetts*

** The Company has a commitment to acquire this property.*



certain intangibles. Under a nonamortization approach, goodwill and certain intangibles must be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its estimated fair value. FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. In October 2001, the FASB issued Statement of Financial Accounting Standards 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which requires long-lived assets to be disposed of to be valued at the lower of the carrying amount or estimated fair value, less the cost to sell the assets. The Company expects that the implementation of these pronouncements will have no material impact on the Company's results of operations.

The preceding information contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are generally characterized by the use of terms such as "believe," "expect" and "may." Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include the following: changes in general economic conditions, changes in real estate conditions, availability of capital from borrowings under the Company's Line of Credit, continued availability of proceeds from the Company's offerings, the ability of the Company to obtain additional Permanent Financing on satisfactory terms, the ability of the Company to continue to identify suitable investments, the ability of the Company to continue to locate suitable tenants for its Properties and borrowers for its Mortgage Loans and Secured Equipment Leases, and the ability of such tenants and borrowers to make payments under their respective leases, Mortgage Loans or Secured Equipment Leases. Given these uncertainties, readers are cautioned not to place undue reliance on such statements.

The Company has made initial commitments to acquire six properties located in California, Colorado, Maryland, Ohio and Massachusetts.

Directors and Executive Officers



James M. Seneff, Jr.
Chairman
and Chief Executive Officer



Robert A. Bourne
Vice Chairman
and President



David W. Dunbar†
Chairman and Chief Executive Officer of Peoples Bank; founder of a consulting business for the development of medical buildings; current member of the board for ten not-for-profit hospitals



James W. Duncan, Jr.†
President of NavTrak, Inc.; co-founder, former co-Chairman and President of PersonaCare, Inc.



Edward A. Moses†
Professor and Bank of America professor of finance at Rollins College and founder of an executive education program for health care management at the Crummer Graduate School of Business at Rollins College



Officers pictured from left to right:
Thomas J. Hutchison III, Phillip M. Anderson, Jr., Robert A. Bourne, Lynn E. Rose, James M. Seneff, Jr.

James M. Seneff, Jr.
Chief Executive Officer

Robert A. Bourne
President and Treasurer

Thomas J. Hutchison III
Executive Vice President

Phillip M. Anderson, Jr.
Chief Operating Officer
and Executive Vice President

Lynn E. Rose
Secretary

† *Member audit committee*

Financial Statements



Report of Independent Directors

As Independent Directors of CNL Retirement Properties, Inc. (the "Company"), we have reviewed the policies being followed by the Company and believe they are in the best interest of its stockholders. The basis for this conclusion is outlined below in the analysis of the policies in place.

The Company has developed a system of policies and procedures designed to enable the objectives of the Company (as outlined in the Company's Articles of Incorporation) to be achieved. These policies cover, among other things, investments in properties, administration and raising capital.

Investment policies include provisions to generally ensure that investments are made in quality properties (sites) occupied by tenants who are experienced operators of selected national and regional seniors' housing and retirement facilities. The policies related to sites include requirements for (i) independent appraisals of each property, (ii) physical site inspection and review by a qualified associate of CNL Retirement Corp., the Advisor, (iii) an environmental assessment and (iv) site evaluation and analysis regarding relevant real property and financial factors, area demographics and other necessary information and data. Site policies also include title examination and review of surveys. The titles to properties purchased by the Company will be insured by appropriate title insurance policies and/or abstract opinions consistent with normal practices in the jurisdictions in which the properties are located.

Policies related to acceptable operators concentrate on an evaluation of the operations of seniors' housing and retirement facilities, the number of seniors' housing and retirement facilities operated, the relationship of average revenue per available unit (or bed) to the average capital cost per unit (or bed) for each seniors' housing facility operated, the relative competitive position among the same types of seniors' housing facilities offering similar services, market penetration, the relative financial success of the operator in the geographic area in which the property is located, overall historical financial performance of the operator, and the management capability of the operator.

In addition, the Company has established policies related to acceptable lease terms and structures. These policies are designed to reduce investment risks.

We have reviewed the annual report and transactions with affiliates as outlined in Note 9 to the Consolidated Financial Statements and, in our opinion, the affiliate transactions are fair and reasonable to the Company and its stockholders and the terms of such transactions are at least as favorable as the terms of any comparable transactions made on an arm's-length basis.

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders
CNL Retirement Properties, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CNL Retirement Properties, Inc. (a Maryland corporation) and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Orlando, Florida
January 23, 2002, except as to Note 12
for which the date is February 11, 2002

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Land, buildings and equipment on operating leases, net	$ 35,232,568	$ 14,417,908
Cash and cash equivalents	26,721,107	177,884
Restricted cash	35,109	17,312
Receivables	180,163	2,472
Loan costs, less accumulated amortization of $18,981 and $7,798	36,936	48,119
Accrued rental income	97,793	21,128
Other assets	2,143,213	3,737
	$ 64,446,889	$ 14,688,560
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Line of credit	$ —	$ 3,795,000
Due to related parties	1,772,807	1,117,799
Accounts payable and accrued expenses	294,839	5,864
Interest payable	—	11,045
Security deposits	1,363,986	553,956
Rent paid in advance	105,215	1,348
Total liabilities	3,536,847	5,485,012
Stockholders' equity:		
Preferred stock, without par value. Authorized and unissued 3,000,000 shares	—	—
Excess shares, $.01 par value per share. Authorized and unissued 103,000,000 shares	—	—
Common stock, $.01 par value per share. Authorized 100,000,000 shares, issued 7,141,131 and 1,189,156 shares, respectively, outstanding 7,134,400 and 1,185,840 shares, respectively	71,344	11,858
Capital in excess of par value	61,786,149	9,547,784
Accumulated distributions in excess of net earnings	(947,451)	(356,094)
Total stockholders' equity	60,910,042	9,203,548
	$ 64,446,889	$ 14,688,560

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31, 2001	2000	1999
Revenues:			
Rental income from operating leases	$ 1,725,018	$ 962,000	$ —
FF&E reserve income	39,199	19,672	—
Interest and other income	135,402	103,058	86,231
	1,899,619	1,084,730	86,231
Expenses:			
Interest	105,056	367,374	—
General operating and administrative	395,268	340,086	79,621
Asset management fees to related party	93,219	55,396	—
Organizational costs	—	—	35,000
Reimbursement of operating expenses from related party	(145,015)	(213,886)	—
Depreciation and amortization	535,126	310,982	—
	983,654	859,952	114,621
Net Earnings (Loss)	$ 915,965	$ 224,778	$ (28,390)
Net Earnings (Loss) Per Share of Common Stock (Basic and Diluted)	$ 0.38	$ 0.27	$ (0.07)
Weighted Average Number of Shares of Common Stock Outstanding (Basic and Diluted)	2,391,072	845,833	412,713

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Common stock Number of Shares	Common stock Par value	Capital in excess of par value	Accumulated distributions in excess of net earnings	Total
Balance at December 31, 1998	20,000	$ 200	$ 199,800	$ —	$ 200,000
Subscriptions received for common stock through public offering and distribution reinvestment plan	543,528	5,435	5,429,848	—	5,435,283
Subscriptions held in escrow at December 31, 1999	(23,500)	(235)	(234,765)	—	(235,000)
Stock issuance costs	—	—	(2,029,352)	—	(2,029,352)
Net loss	—	—	—	(28,390)	(28,390)
Distributions declared and paid ($0.125 per share)	—	—	—	(50,404)	(50,404)
Balance at December 31, 1999	540,028	5,400	3,365,531	(78,794)	3,292,137
Subscriptions received for common stock through public offerings and distribution reinvestment plan	625,628	6,256	6,250,054	—	6,256,310
Subscriptions released from escrow	23,500	235	234,765	—	235,000
Retirement of common stock	(3,316)	(33)	(30,475)	—	(30,508)
Stock issuance costs	—	—	(1,027,216)	—	(1,027,216)
Adjustment to previously accrued stock issuance costs	—	—	755,125	—	755,125
Net earnings	—	—	—	224,778	224,778
Distributions declared and paid ($0.5785 per share)	—	—	—	(502,078)	(502,078)
Balance at December 31, 2000	1,185,840	11,858	9,547,784	(356,094)	9,203,548
Subscriptions received for common stock through public offering and distribution reinvestment plan	5,951,975	59,520	59,460,231	—	59,519,751
Retirement of common stock	(3,415)	(34)	(31,386)	—	(31,420)
Stock issuance costs	—	—	(7,190,480)	—	(7,190,480)
Net earnings	—	—	—	915,965	915,965
Distributions declared and paid ($0.6996 per share)	—	—	—	(1,507,322)	(1,507,322)
Balance at December 31, 2001	7,134,400	$ 71,344	$ 61,786,149	$ (947,451)	$ 60,910,042

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2001	2000	1999
Increase (Decrease) in Cash and Cash Equivalents:			
Operating Activities:			
Net earnings (loss)	$ 915,965	$ 224,778	$ (28,390)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation	523,943	303,184	—
Amortization	11,183	7,798	—
Organizational costs	—	—	20,000
Security deposits	810,030	553,956	—
Rent paid in advance	103,867	1,348	—
Changes in operating assets and liabilities:			
Receivables	(177,691)	(2,472)	—
Accrued rental income	(76,665)	(21,128)	—
Other assets	(5,737)	1,798	(5,535)
Interest payable	(11,045)	11,045	—
Accounts payable and other accrued expenses	45,469	(14,173)	20,037
Due to related parties	34,060	29,885	6,739
Net cash provided by operating activities	2,173,379	1,096,019	12,851
Investing Activities:			
Additions to land, buildings and equipment on operating leases	(20,269,138)	(13,848,900)	—
Payment of acquisition costs	(2,644,534)	(562,491)	—
Increase in restricted cash	(17,797)	(17,312)	—
Net cash used in investing activities	(22,931,469)	(14,428,703)	—
Financing Activities:			
Reimbursement of organizational, offering and acquisition costs paid by related parties on behalf of the Company	(1,735,996)	(411,875)	(2,447)
Proceeds from line of credit	—	8,100,000	—
Payment of loan costs	—	(55,917)	—
Repayment of borrowings on line of credit	(3,795,000)	(4,305,000)	—
Subscriptions received from stockholders	59,519,751	6,491,310	5,200,283
Distributions to stockholders	(1,507,322)	(502,078)	(50,404)
Retirement of common stock	(13,020)	(30,508)	—
Payment of stock issuance costs	(5,167,100)	(519,586)	(416,153)
Net cash provided by financing activities	47,301,313	8,766,346	4,731,279
Net Increase (Decrease) in Cash and Cash Equivalents	26,543,223	(4,566,338)	4,744,130
Cash and Cash Equivalents at Beginning of Year	177,884	4,744,222	92
Cash and Cash Equivalents at End of Year	$ 26,721,107	$ 177,884	$ 4,744,222

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS – CONTINUED

	Year ended December 31, 2001	2000	1999
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Amounts incurred by the Company and paid by related parties on behalf of the Company and its subsidiaries were as follows:			
Acquisition costs	$ 353,852	$ 112,961	$ 98,206
Stock issuance costs	1,626,405	387,704	421,878
	$ 1,980,257	$ 500,665	$ 520,084
Adjustment to previously accrued stock issuance costs	$ —	$ 755,125	$ —
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 116,101	$ 356,329	$ —

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

1. Significant Accounting Policies:

Organization and Nature of Business

CNL Retirement Properties, Inc. was organized pursuant to the laws of the state of Maryland on December 22, 1997. The Company was a development stage enterprise from December 22, 1997 through July 13, 1999. CNL Retirement GP Corp. and CNL Retirement LP Corp. are wholly owned subsidiaries of CNL Retirement Properties, Inc. organized in Delaware in December 1999. CNL Retirement Partners, LP is a Delaware limited partnership formed in December 1999. CNL Retirement GP Corp. and CNL Retirement LP Corp. are the general and limited partner, respectively, of CNL Retirement Partners, LP. CNL Retirement – GP/Holding Corp. was formed in June 2001, to serve as the general partner of various other wholly owned subsidiaries which have been or will be formed for the purpose of acquiring future properties. The term "Company" includes, unless the context otherwise requires, CNL Retirement Properties, Inc., CNL Retirement Partners, LP, CNL Retirement GP Corp., CNL Retirement LP Corp., CNL Retirement – GP/Holding Corp. and each of their subsidiaries.

The Company intends to use the proceeds from its public offerings (see Note 2), after deducting offering expenses, primarily to acquire real estate properties (the "Property" or "Properties") related to health care and seniors' housing facilities ("Retirement Facilities") located across the United States. The Retirement Facilities may include congregate living, assisted living and skilled nursing facilities, continuing care retirement communities and life care communities, and medical office buildings and walk-in clinics. The Company may provide mortgage financing ("Mortgage Loans") to operators of Retirement Facilities in the aggregate principal amount of approximately 5 to 10 percent of the Company's total assets. The Company also may offer furniture, fixture and equipment financing ("Secured Equipment Leases") to operators of Retirement Facilities. Secured Equipment Leases will be funded from the proceeds of a loan in an amount up to 10 percent of the Company's total assets.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNL Retirement Properties, Inc. and its wholly owned subsidiaries, CNL Retirement GP Corp., CNL Retirement LP Corp., CNL Retirement – GP/Holding Corp. and each of their subsidiaries. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition

The Company follows Staff Accounting Bulletin No. 101 ("SAB 101") which provides the Securities and Exchange Commission staff's views in applying generally accepted accounting principles to selected revenue recognition issues. SAB 101 requires the Company to defer recognition of percentage rental income until the thresholds requiring such payments in accordance with the lease terms are met.

Real Estate and Lease Accounting

Land, buildings and equipment are leased to unrelated third parties on a triple-net basis, whereby the tenants are generally responsible for all operating expenses relating to the Property, including property taxes, insurance, maintenance and repairs.

The Property leases are accounted for using the operating method. Under the operating method, land, buildings and equipment are recorded at cost including acquisition and closing costs; revenue is recognized as rentals are earned; and depreciation is charged to operations as incurred. Buildings and equipment are depreciated on the straight-line method over their estimated useful lives of 40 and 3 to 7 years, respectively. Income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the Property is placed in service. Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

When a Property is sold, the related costs and accumulated depreciation, plus any accrued rental income, will be removed from the accounts and any gain or loss from sale will be reflected in income. Management reviews its assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. Management determines whether impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the Property, with the carrying cost of the Property. If an impairment is indicated, the assets are adjusted to their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

Cash accounts maintained on behalf of the Company in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

Loan Costs

Loan costs incurred in connection with the Company's line of credit have been capitalized and are being amortized over the term of the loan using the straight-line method, which approximates the effective interest method.

Income Taxes

The Company has made an election to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and related regulations. The Company generally will not be subject to federal corporate income taxes on amounts distributed to stockholders, providing it distributes at least 90 percent of its REIT taxable income and meets certain other requirements for qualifying as a REIT. Accordingly, no provision for federal income taxes has been made in the accompanying consolidated financial statements.

Earnings Per Share

Basic earnings per share is calculated based upon net earnings (income available to common stockholders) divided by the weighted average number of shares of common stock outstanding during the period. The weighted average number of shares of common stock outstanding for the years ended December 31, 2001, 2000 and 1999 were 2,391,072, 845,833 and 412,713, respectively. As of December 31, 2001, 2000 and 1999, the Company did not have any potentially dilutive common shares.

Reclassification

Certain items in the prior years' financial statements have been reclassified to conform with the 2001 presentation including a change in presentation of the statement of cash flows from the direct to the indirect method. These reclassifications had no effect on stockholders' equity or net earnings.

Use of Estimates

Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141"), Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets" ("FAS 142"), and Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 141 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. FAS 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles must be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its estimated fair value. FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. In October 2001, the FASB issued Statement of Financial Accounting Standards 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which requires long-lived assets to be disposed of to be valued at the lower of the carrying amount or estimated fair value, less the cost to sell the assets. The Company expects that the implementation of these pronouncements will have no material impact on the Company's results of operations.

2. Public Offerings:

On September 18, 2000, the Company completed its initial offering and commenced a subsequent offering (the "2000 Offering"). As of December 31, 2001, the Company had received total proceeds from the Initial Offering and the 2000 Offering of $71,211,344 (7,121,131 shares), including $381,407 (38,141 shares) through the distribution reinvestment plan.

On January 10, 2002, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission in connection with the proposed sale by the Company of up to 45,000,000 additional shares of common stock ($450,000,000) in an offering expected to commence immediately following the completion of the Company's 2000 Offering. Of the 45,000,000 shares of common stock to be offered, up to 5,000,000 will be available to stockholders purchasing shares through the reinvestment plan.

3. Land, Buildings and Equipment on Operating Leases:

As of December 31, 2001, the Company owned three Properties consisting of land, buildings and equipment, each of which was leased on a long-term, triple-net basis to a Retirement Facility operator. The leases are for 15 years, provide for minimum and contingent rent and require the tenants to pay executory costs. In addition, the tenants pay all property taxes and assessments and carry insurance coverage for public liability, property damage, fire and extended coverage. The lease options allow the tenants to renew the leases for two or four successive five-year periods subject to the same terms and conditions of the initial leases. The lease for the Property in Orland Park, Illinois, also requires the establishment of a capital expenditure reserve fund, which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the Property (the "FF&E Reserve"). Funds in the FF&E Reserve have been paid, granted and assigned to the Company as additional rent. For the years ended December 31, 2001 and 2000, revenues from the FF&E Reserve totaled $39,199 and $19,672, respectively.

Land, buildings and equipment on operating leases consisted of the following at December 31:

	2001	2000
Land	$ 4,649,497	$ 2,162,388
Buildings	29,209,418	11,533,074
Equipment	2,200,780	1,025,630
	36,059,695	14,721,092
Less accumulated depreciation	(827,127)	(303,184)
	$35,232,568	$14,417,908

The leases provide for increases in the minimum annual rents commencing at predetermined intervals during the leases. Such amounts are recognized on a straight-line basis over the terms of the leases commencing on the date the Properties were placed in service. For the years ended December 31, 2001 and 2000, the Company recognized $76,665 and $21,128, respectively, of such rental income. This amount is included in rental income from operating leases in the accompanying consolidated statements of operations.

The following is a schedule of future minimum lease payments to be received on the noncancellable operating leases at December 31, 2001:

2002	$ 3,453,472
2003	3,505,635
2004	3,548,049
2005	3,591,313
2006	3,635,441
Thereafter	36,243,659
	$ 53,977,569

Since the leases are renewable at the option of the tenants, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rents, which may be received on the leases based on a percentage of the tenants' gross sales.

4. Other Assets:

Other assets as of December 31, 2001 and 2000, were $2,143,213 and $3,737, respectively, and consisted of miscellaneous prepaid expenses and miscellaneous acquisition costs that will be capitalized to land, buildings and equipment upon the purchase of Properties.

5. Redemption of Shares:

The Company has a redemption plan under which the Company may elect to redeem shares, subject to certain conditions and limitations. Under the redemption plan, prior to such time, if any, as listing of the Company's common stock on a national securities exchange or over-the-counter market occurs, any stockholder who has held shares for at least one year may present all or any portion equal to at least 25 percent of their shares to the Company for redemption in accordance with the procedures outlined in the redemption plan. Upon presentation, the Company may, at its option, redeem the shares, subject to certain conditions and limitations. However, at no time during a 12-month period may the number of shares redeemed by the Company exceed 5 percent of the number of shares of the Company's outstanding common stock at the beginning of such 12-month period. During the years ended December 31, 2001 and 2000, 3,415 and 3,316 shares, respectively, of common stock were redeemed and retired. No shares were redeemed in 1999.

6. Line of Credit:

On April 20, 2000, the Company entered into a revolving line of credit and security agreement with a bank to be used by the Company to acquire Properties (the "Line of Credit"). The Line of Credit provides that the Company will be able to receive advances of up to $25,000,000 until April 19, 2005, with an annual review to be performed by the bank to indicate that there has been no substantial deterioration, as determined by the bank in its reasonable discretion, of the Company's credit quality. Interest expense on each advance shall be payable monthly, with all unpaid interest and principal due no later than five years from the date of the advance. Generally, advances under the Line of Credit will bear interest at either (i) a rate per annum equal to the London Interbank Offered Rate (LIBOR) plus the difference between LIBOR and the bank's base rate at the time of the advance or (ii) a rate equal to the bank's base rate, whichever the Company selects at the time advances are made. The interest rate will be adjusted daily in accordance with fluctuations with the bank's rate or the LIBOR rate, as applicable. Notwithstanding the above, the interest rate on the first $9,700,000 drawn will be 8.75 percent through April 1, 2002, and thereafter will bear interest at either (i) or (ii) above as of April 1, 2002. In addition, a fee of 0.5 percent per advance will be due and payable to the bank on funds as advanced.

Each advance made under the Line of Credit will be collateralized by the assignment of rents and leases. In addition, the Line of Credit provides that the Company will not be able to further encumber the applicable Properties during the term of the advance without the bank's consent. The Company will be required, at each closing, to pay all costs, fees and expenses arising in connection with the Line of Credit. The Company must also pay the bank's attorney's fees, subject to a maximum cap, incurred in connection with the Line of Credit and each advance. The Company obtained an advance of $8,100,000 relating to the Line of Credit during the year ended December 31, 2000, in connection with the purchase of the Property in Orland Park, Illinois. As of December 31, 2001, the Company had repaid this advance and had no amounts outstanding on its Line of Credit. In connection with the Line of Credit, the Company incurred $55,917 in closing costs.

7. Stock Issuance Costs:

The Company has incurred certain expenses in connection with its offerings, including commissions, marketing support and due diligence expense reimbursement fees, filing fees, and legal, accounting, printing and escrow fees, which have been deducted from the gross proceeds of the offerings. CNL Retirement Corp. (the "Advisor") advanced preliminary costs incurred prior to raising capital. The Advisor has agreed to pay all offering expenses (excluding commissions and marketing support and due diligence expense reimbursement fees) which exceed 3 percent of the gross proceeds received from the sale of shares of the Company in connection with the 2000 Offering prior to July 1, 2001. Offering expenses paid by the Company together with selling commissions, the marketing support and due diligence expense reimbursement fee and the soliciting dealer servicing fee incurred by the Company will not exceed 13 percent of the proceeds raised in connection with the 2000 Offering.

During the years ended December 31, 2001, 2000 and 1999, the Company incurred $7,190,480, $1,027,216 and $1,089,013, respectively, in organizational and offering costs, including $4,761,580, $519,302 and $413,983, respectively, in commissions and marketing support and due diligence expense reimbursement fees (see Note 9). All amounts incurred for the years ended December 31, 2001 and 2000, have been treated as stock issuance costs. For the year ended December 31, 1999, $1,074,013 were treated as stock issuance costs, $15,000 were treated as organization costs and expensed. The stock issuance costs have been charged to stockholders' equity subject to the cap described above.

8. Distributions:

For the years ended December 31, 2001, 2000 and 1999, approximately 65 percent, 54 percent and 100 percent, respectively, of the distributions paid to stockholders were considered ordinary income and for the years ended December 31, 2001 and 2000, approximately 35 percent and 46 percent, respectively, were considered a return of capital to stockholders for federal income tax purposes. No amounts distributed to the stockholders for the years ended December 31, 2001, 2000 and 1999, are required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders' return on their invested capital.

9. Related Party Arrangements:

Certain directors and officers of the Company hold similar positions with the Advisor and the managing dealer of the Company's public offerings, CNL Securities Corp. These affiliates are entitled to receive fees and compensation in connection with the offerings, and the acquisition, management and sale of the assets of the Company.

During the years ended December 31, 2001, 2000 and 1999, the Company incurred $4,463,981, $486,846 and $388,109, respectively, in selling commissions due to CNL Securities Corp. for services in connection with the offerings. A substantial portion of these amounts ($4,175,827, $437,940 and $370,690, respectively) was or will be paid by CNL Securities Corp. as commissions to other broker-dealers.

In addition, CNL Securities Corp. is entitled to receive a marketing support and due diligence expense reimbursement fee equal to 0.5 percent of the total amount raised from the sale of shares, all or a portion of which may be reallowed to other broker-dealers. During the years ended December 31, 2001, 2000 and 1999, the Company incurred $297,599, $32,456 and $25,874, respectively, of such fees, the majority of which was or will be reallowed to other broker-dealers and from which all bona fide due diligence expenses were paid.

CNL Securities Corp. will also receive, in connection with the 2000 Offering, a soliciting dealer servicing fee payable annually by the Company beginning on December 31 of the year following the year in which the 2000 Offering is completed in the amount equal to 0.20 percent of the aggregate investment of stockholders who purchase shares in the 2000 Offering. CNL Securities Corp., in turn, may reallow all or a portion of such fees to soliciting dealers whose clients hold shares on such date. As of December 31, 2001, no such fees had been incurred.

The Advisor is entitled to receive acquisition fees for services in identifying Properties and structuring the terms of leases of the Properties and Mortgage Loans equal to 4.5 percent of the gross proceeds of the offering, loan proceeds from permanent financing and amounts outstanding on the Line of Credit, if any, at the time of listing the Company's common stock on a national securities exchange or over-the-counter market, but excluding that portion of the permanent financing used to finance Secured Equipment Leases. During the years ended December 31, 2001, 2000 and 1999, the Company incurred $2,676,430, $292,108 and $232,865, respectively, of such fees. Such fees are included in other assets prior to being allocated to individual Properties.

The Company incurs operating expenses relating to its administration. Pursuant to the advisory agreement, the Advisor is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed in any four consecutive fiscal quarters (the "Expense Year") the greater of 2 percent of average invested assets or 25 percent of net income (the "Expense Cap"). During the Expense Years ended June 30, 2001 and 2000, operating expenses exceeded the Expense Cap by $145,015 and $213,886, respectively; therefore, the Advisor reimbursed the Company such amounts in accordance with the advisory agreement. The Company's operating expenses did not exceed the Expense Cap in any other Expense Years during the years ended December 31, 2001 and 2000. For the year ended December 31, 1999, the Expense Cap was not applicable.

The Company and the Advisor have entered into an advisory agreement pursuant to which the Advisor receives a monthly asset management fee of one-twelfth of 0.60 percent of the Company's real estate asset value and the outstanding principal balance of any Mortgage Loan as of the end of the preceding month. During the years ended December 31, 2001 and 2000, the Company incurred $93,219 and $55,396, respectively, of such fees. No such fees were incurred by the Company for 1999.

The Advisor and its affiliates provide various administrative services to the Company, including services related to accounting; financial, tax and regulatory compliance reporting; stockholder distributions and reporting; due diligence and marketing; and investor relations (including administrative services in connection with the offerings), on a day-to-day basis.

The expenses incurred for these services were classified as follows:

	Years Ended December 31, 2001	2000	1999
Stock issuance costs	$ 769,853	$117,679	$328,229
Land, buildings and equipment on operating leases and other assets	37,053	31,370	6,455
General operating and administrative expenses	199,726	197,869	38,796
	$1,006,632	$346,918	$373,480

Amounts due to related parties consisted of the following at December 31:

	2001	2000
Due to the Advisor and its affiliates:		
Expenditures incurred for offering expenses on behalf of the Company	$1,328,123	$ 982,100
Accounting and administrative services	62,313	32,964
Acquisition fees and miscellaneous acquisition expenses	226,986	96,526
	1,617,422	1,111,590
Due to CNL Securities Corp.:		
Commissions	145,670	5,819
Marketing support and due diligence expense reimbursement fee	9,715	390
	155,385	6,209
	$1,772,807	$1,117,799

The Company maintains a bank account in a bank in which certain officers and directors of the Company serve as directors, and in which an affiliate of the Advisor is a stockholder. The amount deposited with this bank was $3,000,000 at December 31, 2001.

In conjunction with a potential commercial paper borrowing transaction, the Company has engaged an affiliate of the Advisor to act as its structuring agent (the "Structuring Agent"). The Structuring Agent will receive an origination fee equal to 2 percent of the amount of the loan with $100,000 payable upon engagement. During the year ended December 31, 2001, the Structuring Agent was paid the initial engagement fee of $100,000. This amount is included in other assets at December 31, 2001, and will be capitalized as loan costs upon completion of the borrowing transaction.

10. Concentration of Credit Risk:

The Company's rental income for the year ended December 31, 2001, was earned from three lessees; ARC Boca Raton, Inc. and ARC Pecan Park, LLC, which operate the Properties under American Retirement Corporation ("ARC"), and BG Orland Park, LLC, which operates the Property as a Brighton Gardens by Marriott. All of the Company's rental income for the year ended December 31, 2000, was earned from one lessee, BG Orland Park, LLC.

Although the Company intends to acquire additional Properties, including Properties located in various states and regions, and to carefully screen its tenants in order to reduce risks of default, failure of the lessees, the Marriott brand chain or ARC would significantly impact the results of operations of the Company. However, management believes that the risk of such a default is reduced by the Company's initial and continuing due diligence procedures.

11. Selected Quarterly Financial Data:

The following table presents selected unaudited quarterly financial data for each full quarter during the years ended December 31, 2001 and 2000:

2001 Quarter	First	Second	Third	Fourth	Year
Revenues	$ 356,362	$ 356,336	$ 382,764	$ 804,157	$ 1,899,619
Net income	67,348	211,945	171,842	464,830	915,965
Earnings per share:					
Basic and Diluted	0.05	0.15	0.09	0.09	0.38

2000 Quarter	First	Second	Third	Fourth	Year
Revenues	$ 72,962	$ 295,622	$ 356,774	$ 359,372	$ 1,084,730
Net income (loss)	(25,178)	182,463	14,672	52,821	224,778
Earnings (loss) per share:					
Basic and Diluted	(0.04)	0.25	0.02	0.04	0.27

12. Subsequent Events:

On February 11, 2002, the Company used net offering proceeds of approximately $9,700,000 to acquire the Homewood Residence of Coconut Creek, an American Retirement Corporation assisted living property located in Coconut Creek, Florida (the "Coconut Creek Property"). In connection with the purchase of the Coconut Creek Property, the Company, as lessor, entered into a long-term, triple-net lease agreement.

In addition, on February 11, 2002, the Company used net offering proceeds of approximately $5,500,000 and assumed permanent financing of approximately $13,000,000 to acquire Holley Court Terrace, an American Retirement Corporation assisted living property located in Oak Park, Illinois (the "Oak Park Property"). In connection with the purchase of the Oak Park Property, the Company, as lessor, entered into a long-term, triple-net lease agreement.

During the period January 1, 2002, through February 11, 2002, the Company received subscription proceeds for an additional 2,212,433 shares ($22,124,327) of common stock.

In addition, on January 1, 2002 and February 1, 2002, the Company declared distributions totalling $415,936 and $513,585, respectively, or $0.0583 per share of common stock, payable in March 2002, to stockholders of record on January 1, 2002 and February 1, 2002, respectively.

Selected Financial Data

	2001	2000	1999(1)	1998(2)	1997(2)(3)
Year Ended December 31:					
Revenues	$ 1,899,619	$ 1,084,730	$ 86,231	$ —	$ —
General operating and administrative expenses (4)	395,268	340,086	79,261	—	—
Organizational costs	—	—	35,000	—	—
Net earnings (loss)	915,965	224,778	(28,390)	—	—
Cash distributions declared	1,507,322	502,078	50,404	—	—
Cash from operations	2,173,379	1,096,019	12,851	—	—
Cash used in investing activities	(22,931,469)	(14,428,703)	—	—	—
Cash from (used in) financing activities	47,301,313	8,766,346	4,731,279	(199,908)	200,000
Funds from operations (5)	1,439,908	527,962	(28,390)	—	—
Earnings (loss) per Share	0.38	0.27	(0.07)	—	—
Cash distributions declared per Share	0.70	0.58	0.13	—	—
Weighted average number of Shares outstanding (6)	2,391,072	845,833	412,713	—	—
At December 31:					
Total assets	$ 64,446,889	$ 14,688,560	$5,088,560	$ 976,579	$280,330
Total stockholders' equity (7)(8)	60,910,042	9,203,548	3,292,137	200,000	200,000

(1) No operations commenced until the Company received minimum offering proceeds of $2,500,000 and funds were released from escrow on July 14, 1999.

(2) No significant operations had commenced because the Company was in its development stage.

(3) Selected financial data for 1997 represents the period December 22, 1997, (date of inception) through December 31, 1997.

(4) During the years ended December 31, 2001, 2000 and 1999, operating expenses incurred by the Company as a percentage of net income, each term as defined in the Company's prospectus, were 24%, 34% and 281%, respectively. In addition, for the years ended December 31, 2001 and 2000, operating expenses incurred by the Company represented 2.7% and 1.7%, respectively, of average invested assets, as defined in the Company's prospectus. At December 31, 1999, net offering proceeds were invested in short-term, highly liquid investments pending investment in Properties and Mortgage Loans; therefore, operating expenses as a percentage of average invested assets was not applicable for 1999.

In accordance with the Company's prospectus, to the extent that operating expenses payable or reimbursable by the Company, in any four consecutive fiscal quarters (the "Expense Year") exceed the greater of 2% of average invested assets or 25% of net income (the "Expense Cap"), the Advisor shall reimburse the Company within 60 days after the end of the Expense Year the amount by which the total operating expenses paid or incurred by the Company exceed the Expense Cap. During the years ended December 31, 2001 and 2000, the Advisor reimbursed the Company $145,015 and $213,886, respectively, in operating expenses.

(5) Funds from operations ("FFO"), based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") and as used herein, means net earnings determined in accordance with generally accepted accounting principles ("GAAP"), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of real estate assets and after adjustments for unconsolidated partnerships and joint ventures. (Net earnings determined in accordance with GAAP includes the noncash effect of straight-lining rent increases throughout the lease term. This straight-lining is a GAAP convention requiring real estate companies to report rental revenue based on the average rent per year over the life of the lease.) During the years ended December 31, 2001 and 2000, net earnings included $76,665 and $21,128, respectively, of these amounts. FFO was developed by NAREIT as a relative measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net earnings), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as an alternative to net earnings determined in accordance with GAAP as an indication of the Company's operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or the Company's ability to make distributions. FFO as presented may not be comparable to amounts calculated by other companies. Accordingly, the Company believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, FFO should be considered in conjunction with

the Company's net earnings and cash flows as reported in the accompanying consolidated financial statements and notes thereto.

(6) The weighted average number of Shares outstanding for the year ended December 31, 1999, is based upon the period the Company was operational.

(7) Includes subscriptions received in 2001, 2000 and 1999 of $59,519,751, $6,256,310 and $5,435,283, respectively, net of stock issuance costs of $7,190,480, $1,027,216 and $2,029,352, respectively. Stock issuance costs consist of selling commissions, marketing support and due diligence expense reimbursement fees and offering expenses. For 2001, 2000 and 1999, the ratio of stock issuance costs to subscriptions received was 1:8, 1:6 and 1:3, respectively. The Company's Advisor has agreed to pay all offering expenses (excluding commissions and marketing support and due diligence expense reimbursement fees) which exceed 3 percent of the gross proceeds received from the sale of shares of the Company in connection with the 2000 Offering prior to July 1, 2001. Offering expenses paid by the Company together with selling commissions, the marketing support and due diligence expense reimbursement fee and the soliciting dealer servicing fee incurred by the Company will not exceed 13 percent of the proceeds raised in connection with the 2000 Offering.

(8) As required by the Securities and Exchange Commission, stockholders' equity includes the amount of accumulated distributions in excess of net earnings. This represents the amount of distributions that the Company has paid in excess of the net earnings. Net earnings, as determined in accordance with GAAP, includes noncash items including accrued rent, depreciation and amortization and, therefore, is not considered to be indicative of the amount of cash available for distribution. In addition, any amounts included in restricted cash are not included in cash available for distribution. During the years ended December 31, 2001 and 2000, the Company recorded $419,262 and $270,182, respectively, of such noncash items. For the year ending December 31, 1999, net earnings did not include any noncash items.

Share Price and Distribution Data

As of February 11, 2002, there were 3,204 stockholders of record of common stock. There is no public trading market for shares and no assurance that one will develop. During the years ended December 31, 2001 and 2000, the Company redeemed 3,415 and 3,316 shares, respectively, pursuant to its redemption plan at $9.20 per share (for a total of $31,420 and $30,508, respectively).

As of December 31, 2001, the offering price per Share of common stock was $10. Based on the continued sale of Shares through February 11, 2002, for $10 per Share, the Company estimates that the value of its Shares is $10 per Share. The Company's Shares are not publicly traded. Investors are cautioned that common stock not publicly traded is generally considered illiquid and the estimated value per Share may not be realized when an investor seeks to liquidate his or her common stock.

The Company expects to make distributions to the stockholders pursuant to the provisions of the Articles of Incorporation. For the years ended December 31, 2001 and 2000, the Company declared cash distributions of $1,507,322 and $502,078, respectively, to stockholders. For the years ended December 31, 2001 and 2000, approximately 65 percent and 54 percent, respectively, of distributions paid to stockholders were considered ordinary income and approximately 35 percent and 46 percent, respectively, were considered a return of capital for federal income tax purposes. No amounts distributed to stockholders for the years ended December 31, 2001 and 2000, were required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders' return on their invested capital.

The following table presents total distribution and distributions per Share:

2001 Quarter	First	Second	Third	Fourth	Year
Total distributions declared	$ 219,887	$ 247,922	$ 312,583	$ 726,930	$ 1,507,322
Distributions per Share	0.1749	0.1749	0.1749	0.1749	0.6996

2000 Quarter	First	Second	Third	Fourth	Year
Total distributions declared	$ 43,593	$ 108,932	$ 160,911	$ 188,642	$ 502,078
Distributions per Share	0.0750	0.1537	0.1749	0.1749	0.5785

On January 1, 2002 and February 1, 2002, the Company declared distributions to stockholders totalling $415,936 and $513,585, respectively ($0.0583 per Share), payable in March 2002 to stockholders of record on January 1, 2002 and February 1, 2002, respectively.

The Company intends to continue to declare distributions of cash to stockholders on a monthly basis during the offering period, and quarterly thereafter.

Shareholder Information

SHAREHOLDER INFORMATION:
Business inquiries by shareholders should be directed to:

CNL Shareholder Services
P. O. Box 4920
Orlando, FL 32802-4920
(407) 650-1000
(866) 650-0650

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS:
PricewaterhouseCoopers LLP
Orlando, FL

COUNSEL:
Shaw Pittman LLP
Washington, DC

ADVISOR:
CNL Retirement Corp.
Orlando, FL

CORPORATE OFFICES:
CNL Retirement Properties, Inc.
450 South Orange Avenue
Orlando, FL 32801
(407) 650-1000
(866) 650-0650
www.cnlonline.com

FORM 10-K:
The Company's annual report filed on Form 10-K with the Securities and Exchange Commission (the "Commission") is available at no charge upon written request to the Company's Secretary at the above address. In addition, the Commission maintains a web site located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the Company that is filed electronically with the Commission.

CNL™
Retirement Properties, Inc

CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801-3336
tel (407) 650-1000 (800) 522-3863
www.cnlonline.com

Mailing Address:
P.O. Box 4920
Orlando, Florida 32802-4920